THE ALGER FUNDS

100 Pearl Street, 27th Floor

New York, New York 10004

June 5, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:	Alger International Small Cap Fund, a series of The Alger Funds

(File Nos.: 33-4959, 811-1355)

Dear Ms. Dubey:

On behalf of Alger International Small Cap Fund (the “Fund”), a series of The Alger Funds (the “Registrant”), this letter responds to the supplemental comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on June 3, 2025, regarding the Registrant’s initial response letter, filed with the Commission on June 2, 2025 (the “Prior Response Letter”), and Post-Effective Amendment No. 152 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, which was filed with the Commission on April 15, 2025 (the “Registration Statement”) in order to launch the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The below responses, in addition to those included in the Prior Response Letter, will be reflected, to the extent applicable, in an amendment to the Registration Statement (the “Amendment”), which the Registrant plans to file on or about June 30, 2025.

Prospectus Summary—Fund Fees and Expenses

Comment No. 1:	As a follow up to previous Comment No. 2 and your response thereto, please revise the parenthetical that lists the expenses which are excluded from the waiver agreement to also list advisory fees.

Response No. 1:	The Registrant will revise footnote *** to each share class’s fee table in the Amendment, as set forth below with respect to the Fund’s Class A shares, to clarify that the waiver agreement does not include the Fund’s advisory fees.

Fred Alger Management, LLC (the “Manager”) has contractually agreed to waive and/or reimburse other expenses and any other applicable share class-specific expenses of the Class A Shares of the Fund ~~expenses~~ (excluding acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage expenses, fees in connection with the ReFlow Fund, LLC liquidity program, extraordinary expenses, and certain proxy expenses, to the extent applicable) through October 31, 2026 to the extent necessary to limit such ~~other~~ expenses ~~and any other applicable~~

June 5, 2025

~~share class-specific expenses of the Class A Shares of the Fund~~ to 0.45% of the class’s average daily net assets. This expense reimbursement may only be amended or terminated prior to its expiration date by agreement between the Manager and the Fund’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement. The Manager may recoup any fees waived or expenses reimbursed pursuant to the contract; however, the Fund will only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed. For the avoidance of doubt, this contractual agreement does not include the Fund’s advisory fees.

Prospectus—Shareholder Information—Purchasing and Redeeming Fund Shares

Comment No. 2:	As a follow up to previous Comment No. 13 and your response thereto, please replace the language stating that the Fund will issue a redemption check “within seven days” with a specific number of days the Fund will take, or an estimated range of days that the Fund expects it will take, to issue a redemption check, consistent with the requirements of Item 11(c)(7) of Form N-1A.

Response No. 2:	The Registrant will make the requested change in the Amendment and revise the disclosure to state: Typically, the Fund will issue a redemption check within one business day after the Transfer Agent receives a redemption request in good order, but in any event no later than seven days.

Part C

Comment No. 3:	As a follow up to previous Comment No. 24 and your response thereto, please also identify the Registrant’s Principal Financial Officer as the principal accounting officer, since the Registrant’s Principal Financial Officer has the responsibilities of a principal accounting officer. See Section 6(a) of the 1933 Act.

Response No. 3:	The Registrant will make the requested change in the Amendment.

* *  * *

Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Kirkland & Ellis LLP